UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 32)*

                              THE OHIO ART COMPANY
                              --------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   677143 10 9
                                   -----------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                                  1 of 7 Pages

                                  SCHEDULE 13G
CUSIP No.  677143 10 9
------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

              William Carpenter Killgallon
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / /
                                                             (b) /X/
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

              U. S. A.
------------------------------------------------------------------------------
                        5     SOLE VOTING POWER
   NUMBER OF
                              137,908
    SHARES              ______________________________________________________
                        6     SHARED VOTING POWER
 BENEFICIALLY
                               66,044
   OWNED BY             ______________________________________________________
                        7     SOLE DISPOSITIVE POWER
     EACH
                              137,908
   REPORTING            ______________________________________________________
                           8 SHARED DISPOSITIVE POWER
  PERSON WITH
                                66,044
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               137,908
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                                             /X/
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                 15.55%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

                               IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  2 of 7 Pages

                                  SCHEDULE 13G

CUSIP No.  677143 10 9
------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON

              Martin Lawrence Killgallon,II
------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / /
                                                             (b) /X/
------------------------------------------------------------------------------
3     SEC USE ONLY

------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

              U. S. A.
------------------------------------------------------------------------------
                        5     SOLE VOTING POWER
   NUMBER OF
                              199,934
    SHARES              ______________________________________________________
                        6     SHARED VOTING POWER
 BENEFICIALLY
                               66,044
   OWNED BY             ______________________________________________________
                        7     SOLE DISPOSITIVE POWER
     EACH
                              199,934
   REPORTING            ______________________________________________________
                           8 SHARED DISPOSITIVE POWER
  PERSON WITH
                               66,044
------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              199,934
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                                             /X/
------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                22.55%
----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

                               IN
------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  3 of 7 Pages

Item 1(a)  Name of Issuer:

           The Ohio Art Company


Item 1(b)  Address of Issuer's Principal Executive Offices:

           P.O. Box 111
           Bryan, OH 43506


Item 2(a)  Name of Each of the Persons Filing this Statement:


           William Carpenter Killgallon
           Martin Lawrence Killgallon, II


Item 2(b) Address of the Principal Business Office of Each of the Persons Filing this Statement:

           P.O. Box 111
           Bryan, OH 43506


Item 2(c)  Citizenship:

           Each person filing this statement is a citizen of the United States


Item 2(d)  Title of Class of Securities:

           Common Stock


Item 2(e) CUSIP Number:

           677143 10 9


Item 3.    Not Applicable.


                                  4 of 7 Pages

Item 4.  Ownership:


                                                          c) Number of shares as to which such person has:
                                                          ------------------------------------------------------
                                                           (i)           (ii)          (iii)            (iv)
                                                           Sole         Shared       Sole Power     Shared Power
                                    (a)         (b)        Power        Power        to Dispose     to Dispose
                                   Amount                  to Vote      to Vote      or to          or to
                                   Benefi-     Percent     or to        or to        Direct the     Direct the
                                   cially        of        Direct       Direct       Disposition    Disposition
                                   Owned       Class       the Vote     the Vote         of             of
                                   -------     -------     --------     --------     ----------     ------------

William Carpenter Killgallon       137,908     15.55       137,908        66,044     137,908           66,044
                                    (1)                       (3)                                       (4)

Martin Lawrence Killgallon,II      199,934     22.55       199,934        66,044     199,934           66,044
                                    (2)                       (3)                                       (4)







                                                  5 of 7 Pages

(1) Does not include 5,390 shares owned by wife nor 75,910 shares held in trust by wife for sons, daughters, and grandson. Includes 1,200 shares owned by Killgallon Foundation of which William Carpenter Killgallon is an officer and director.


(2) Includes 31,860 shares held for children of Martin Lawrence Killgallon, II, as to which beneficial ownership is disclaimed, but does not include
     2,329 shares owned by wife nor 26,758 shares held by adult children. Includes 1,200 shares owned by Killgallon Foundation of which Martin Lawrence Killgallon, II is an officer and director.

(3) 5,799 of these shares are held for William C. Killgallon's account in the company's ESOP and 5,625 of these shares are held for M. L. Killgallon, II's account in the company's ESOP.

(4) These shares reflect allocated and unallocated shares held in the ESOP as to which William C. Killgallon and Martin L. Killgallon, II, as trustees and members of the Plan Committee have shared investment. Messrs. Killgallon disclaim beneficial ownership of all of these shares other than those allocated to their respective accounts.


Item 5.  Ownership of Five Percent or Less of a Class:  Not applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

     The minor children of Martin Lawrence Killgallon, II have the right to receive the income and proceeds from 31,860 shares held for them. The Killgallon Foundation has the right to receive the income and proceeds from 1,200 shares reported herein as beneficially owned by William Carpenter Killgallon and Martin Lawrence Killgallon, II.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable.


Item 8.  Identification and Classification of Member of the Group:

     William Carpenter Killgallon and Martin Lawrence Killgallon, II are siblings. The affairs of The Ohio Art Company are from time to time discussed by the family members, but each party hereto has sole control of the shares listed herein as owned by such party and disclaims being a member of a "group" within the meaning of Section 13 of the Securities and Exchange Act.



                                  6 of 7 Pages

Item 9.  Notice of Dissolution of Group:  Not applicable


Item 10.  Certification:

                                    SIGNATURE

         Each of the undersigned hereby constitutes and appoints M. L. Killgallon, II and William Carpenter Killgallon and each of them, their true and lawful agent and attorney-in-fact, for them and in their name, place, and stead in any and all capacities to sign, file, and deliver any amendment or papers filed by the undersigned with the Securities and Exchange Commission, including all exhibits thereto, as fully to all intents and purposes as they might do in person, and thereby ratify and confirm all that said agent and attorney-in-fact may lawfully do or cause to be done by virtue of such constitution and appointment.


Dated:  February 11, 2002


                                          /s/William C. Killgallon, Trustee
                                          ---------------------------------
                                          William C. Killgallon, Trustee
                                          Estate of W. C. Killgallon


                                          /s/Martin L. Killgallon, II, Trustee
                                          -----------------------------------
                                          Martin L. Killgallon, II, Trustee
                                          Estate of W. C. Killgallon


                                          /s/William Carpenter Killgallon
                                          ----------------------------------
                                          William Carpenter Killgallon


                                          /s/Martin L. Killgallon, II
                                          ----------------------------------
                                          Martin L.Killgallon, II




Attention: Intentional mis-statements or omissions of fact constitute federal criminal violations. (See 18 U.S.C. 1001)


                                  7 of 7 Pages